UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)


                              dreamlife, inc.
                            (formerly GHS, INC.)
 ---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 379333107
                            --------------------
                               (CUSIP Number)

                                David J. Roy
                              330 South Street
                               P.O. Box 1975
                     Morristown, New Jersey 07962-1975
                               (973) 290-2330

 ---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              November 4, 1999
                                    and
                             December 28, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                        FORMS
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CUSIP No. 379333107                          Page 2 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    CYL Development Holdings, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.0%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                        FORMS
---------------------------------------------------------------------------

CUSIP No. 379333107                          Page 3 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Kurt T. Borowsky

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.0%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D                        FORMS
---------------------------------------------------------------------------

CUSIP No. 379333107                          Page 4 of 7 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    David J. Roy

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,677,099 Shares

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    7,677,099 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,677,099 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.0%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to the Schedule 13D originally filed on June 7, 1999 (the "Original Schedule 13D") relating to shares of dreamlife, inc. (formerly GHS, Inc.) (the "Company") is being filed to disclose a change in the indirect ownership of certain shares of Common Stock of the Company covered by the Original Schedule 13D (the "Shares"), as well as the automatic conversion of the Company's Series A Preferred Stock into Common Stock.

ITEM 1.   SECURITY AND ISSUER

The first paragraph of Item 1 of the Original Schedule 13D is amended to add the following sentence:

     On or prior to December 28, 1999, the Company changed its name to dreamlife, inc. and moved its principal executive office to 65 Broadway, 7th Floor, New York, NY 01306.

The second paragraph of Item 1 of the Original Schedule 13D is amended to add the following sentence:

     The Series A Preferred Stock was automatically converted to Common Stock on November 4, 1999.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is amended to add the following paragraph:

     On December 28, 1999, the indirectly owned pecuniary interests in the Shares held by Mr. Chambers and members of his family were transferred as a gift, without consideration, to a charitable trust, of which Messrs. Borowsky and Roy are trustees. Under the trust agreement, the Initial Grantor (which is owned by Messrs. Borowsky and Roy) has the right to acquire such interests in return for other property of an equivalent value.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is amended to add the following sentence:

     The Series A Preferred Stock was automatically converted to Common Stock on November 4, 1999.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Original Schedule 13D is amended to add the following paragraph:

     The Series A Preferred Stock was automatically converted to Common Stock on November 4, 1999. After giving effect to such conversion, and as of November 4, 1999, each of the Reporting Persons was the beneficial owner of 19.0% of the issued and outstanding Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The second paragraph of Item 6 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

     In addition to the charitable trust noted in Item 2 above, seven other individuals, including Messrs. Borowsky and Roy, have an indirect pecuniary interest in the Shares. The indirect pecuniary interest of each of these seven other individuals in the shares of Common Stock of the Company amounts, in each case, to less than 5% of the shares of Common Stock of the Company.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

The following exhibit is added:

     4. Section 11 of dreamlife Charitable Irrevocable Trust between Van Beuren Management, Inc., as Initial Grantor, and Kurt T. Borowsky and David J. Roy.

                                 SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  CYL Development Holdings, LLC,
                                  a New Jersey limited liability company


Dated: December 28, 1999          By:    /s/ David J. Roy
                                        ----------------------------------
                                        David J. Roy, Manager



Dated: December 28, 1999                 /s/ Kurt T. Borowsky
                                        ----------------------------------
                                        Kurt T. Borowsky



Dated: December 28, 1999                 /s/ David J. Roy
                                        ----------------------------------
                                        David J. Roy